AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO

SPECIAL MONEY MARKET DOLLAR COST AVERAGING

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary.

In this Endorsement, “we”, “our”, and “us” mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner.

SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM

Under the Special Money Market Dollar Cost Averaging (“SMMDCA”) Program you allocate all of your Contribution to an account for the program. The minimum initial amount that you may allocate to the Special Money Market Dollar Cost Averaging Program is [$2,000.] You may elect to make subsequent Contributions to an existing Special Money Market Dollar Cost Averaging Program [in the first Contract Year]. The minimum subsequent Contribution amount that may be made to an existing program is [$250.] Amounts will be transferred [monthly] over a [three, six or twelve ] month period from the account to the other Investment Options based on the percentages you selected at the start of the Special Money Market Dollar Cost Averaging Program. Subsequent Contributions to an existing Special Money Market Dollar Cost Averaging Program will not extend the expiration date of that program. Your transfer percentages must comply with the Investment Option Allocation Limits shown in your Contract. Your allocation instructions for the Special Money Market Dollar Cost Averaging Program will be the same as your allocation instructions we have on file for your Contract. Changes to your allocation instructions will cause a change in the destination Investment Options under a Special Money Market Dollar Cost Averaging Program accordingly.

You may have only one dollar cost averaging program in effect at any given time. At the expiration of the Special Money Market Dollar Cost Averaging Program, you may start a new program [in the first Contract Year].

Transfer Rules

You may not transfer Annuity Account Value into the Special Money Market Dollar Cost Averaging Program. You may not transfer a Special Money Market Dollar Cost Averaging Program into another Special Money Market Dollar Cost Averaging Program. Amounts transferred into the Guaranteed Interest Option may not exceed any limits described in the Data Pages. Any request by you to transfer amounts out of the Special Money Market Dollar Cost Averaging Account, other than your regularly scheduled

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transfers to the Investment Options as part of the Special Money Market Dollar Cost Averaging Program, will terminate that Special Money Market Dollar Cost Averaging Program. Any amount remaining in the Special Money Market Dollar Cost Averaging Account after such a transfer will be transferred to your other Investment Options according to your then current allocation instructions.

Effect of Withdrawals

Any withdrawal from the Special Money Market Dollar Cost Averaging Account other than a withdrawal for fees or withdrawals under our Automatic Required Minimum Distribution Service program while participating in the Special Money Market Dollar Cost Averaging Program will terminate that Special Money Market Dollar Cost Averaging Program. Any amounts remaining in the Special Money Market Dollar Cost Averaging Account after such a withdrawal will be transferred to your other Investment Options according to your then current allocation instructions.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson, Chairman of the Board and Chief Executive Officer]	Karen Field Hazin, Vice President, Secretary and Associate General Counsel]

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